**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C/A**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
    **This material amendment is filed to (1) increase the Maximum Offering Amount from $2,000,000 to $5,000,000, (2) change the valuation cap in the Conversion mechanism of the Securities from $100,000,000 to $80,000,000, (3) reduce the Minimum Individual Purchase Amount from $250 to $50, and (4) change each of the Cash Commission and the Securities Commission of the Intermediary to a raise-based figure as set forth below.**
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

Ember Fund, Inc.

*Legal status of Issuer:*

    *Form:*

    Corporation

    *Jurisdiction of Incorporation:*

    Delaware

    *Date of Incorporation:*

    June 18, 2019

*Physical Address of Issuer:*

12130 Millennium Drive, 02-174, Los Angeles CA 90094.

*Website of Issuer:*

https://www.emberfund.io/

*Is there a co-issuer? ___ yes _X_ no.*

*Name of Intermediary through which the Offering will be Conducted:*

OpenDeal Portal LLC dba Republic

*CIK Number of Intermediary:*

0001751525

*SEC File Number of Intermediary:*

007-00167

*CRD Number of Intermediary:*

283874

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:*

At the conclusion of the offering, the issuer shall pay a cash fee (the "**Cash Commission**") to the Intermediary equal to: (i) six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000) (ii) four percent (4%) of any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) three percent (3%) of any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:*

The Intermediary will also receive compensation in the form of securities (the "**Securities Commission**") equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00 - $2,000,000); and (ii) one percent (1%) of the securities sold for any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) one-half percent (0.5%) of the securities sold for any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

*Type of Security Offered:*

Crowd SAFE (Simple Agreement for Future Equity)

*Target Number of Securities to be Offered:*

25,000

*Price (or Method for Determining Price):*

$1.00

*Target Offering Amount:*

$25,000

*Oversubscriptions Accepted:*
☑ Yes
☐ No

*Oversubscriptions will be Allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

*Maximum offering amount (if different from Target Offering Amount):*

$5,000,000

*Deadline to reach the Target Offering Amount:*

August 31, 2022

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current Number of Employees:*

10

|  | Most recent fiscal year-end (2021) | Prior fiscal year-end (2020) |
|---|---|---|
| **Total Assets** | $5,167,904 | $457,821 |
| **Cash & Cash Equivalents** | $2,667,234 | $237,957 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $1,498,972 | $425,691 |
| **Long-term Debt** | $1,498,972 | $425,691 |
| **Revenues/Sales** | $1,392,642 | $305,821 |
| **Cost of Goods Sold** | $70,076 | $3,285 |
| **Taxes Paid** | $5,324 | $1,250 |
| **Net Income** | $(1,592,639) | $(541,610) |

*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

**May 20, 2022**

**FORM C/A**

**Ember Fund, Inc.**



**Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)**

Ember Fund, Inc. ("Ember Fund, Inc.", "Ember" the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by August 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

| | Price to Investors | Service Fees and Commissions (1)(2)(3) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $50 | $3.00 | $47.00 |
| **Maximum Individual Purchase Amount (3)(4)** | $500,000 | $30,000 | $470,000 |
| **Target Offering Amount** | $25,000 | $1,500 | $23,500 |

| Maximum Offering Amount | $5,000,000 | $300,000 | $4,700,000 |
|---|---|---|---|

(1)  This excludes fees to Company's advisors, such as attorneys and accountants.

(2)  At the conclusion of the offering, the issuer shall pay a cash fee to the Intermediary equal to: (i) six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000) (ii) four percent (4%) of any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) three percent (3%) of any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

(3)  In addition to the Cash Commission shown here, the Intermediary will also receive a Securities Commission equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00 - $2,000,000); and (ii) one percent (1%) of the securities sold for any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) one-half percent (0.5%) of the securities sold for any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

(4)  The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(5)  Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.emberfund.io.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.republic.co/ember-fund.

The date of this Form C/A is May 20, 2022.

TABLE OF CONTENTS

**ABOUT THIS FORM C/A**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

## SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

Ember Fund, Inc. is a Delaware C-Corporation, incorporated on June 18, 2019. The Company was initially formed as Ember Fund LLC, on April 28, 2018 by Alex Wang, Guillaume Torche and Mario Lazaro. Ember Fund LLC, a Wyoming LLC was converted into a Delaware C-Corp in June of 2019.

The Company is located at 12130 Millennium Drive, 02-174, Los Angeles, CA 90094.

The Company's website is www.emberfund.io. The information available on or through our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/ember-fund and is attached as Exhibit B to this Form C/A.

**The Offering**

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 25,000 |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 25,000* |
| **Maximum Amount of the Securities Offered** | 5,000,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 5,000,000 |
| **Price Per Security** | $1.00 |
| **Minimum Individual Purchase Amount** | $50 |
| **Maximum Individual Purchase Amount** | $500,000 |
| **Offering Deadline** | August 31, 2022 |
| **Use of Proceeds** | See the description of the use of proceeds on page 16 hereof. |
| **Voting Rights** | See the description of the voting rights on page 30. |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's Securities Commission of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

## Risks Related to the Company's Business and Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or users of our mobile applications and websites, which could adversely affect our reputation and business results.***

Third-party actors may attempt in the future, to conduct fraudulent activity by engaging with users of our mobile applications and websites by, for example, attempting to solicit personal information or money from users, and by engaging with our employees by, for example, making fake requests for transfer of funds. Though we might have taken other measures to identify fraudulent activity on our mobile applications, websites and internal systems, we may not be able to detect and prevent all such activity. Similarly, the third parties we use to effectuate these transactions may fail to maintain adequate controls or systems to detect and prevent fraudulent activity. Persistent or pervasive fraudulent activity may cause users and advertisers to lose trust in us and decrease or terminate their usage of our products and services, or could result in financial loss, thereby harming our business and results of operations.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any convertible security, including the Securities, into shares of our capital stock.***

Currently, our authorized capital stock consists of 6,880,000 shares of common stock, all of which are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, we are dependent on Alex Wang, our Chief Executive Officer, Guillaume Torche, our Chief Technology Officer, and Mario Lazaro, our Chief Information Officer. The Company has or intends to enter into employment agreements with Guillaume Torche and Mario Lazaro, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time The loss of Alex Wang, Guillaume Torche or Mario Lazaro or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Technology relied upon by the Company for its operations may not function properly.***

The technology relied upon by the Company may not function properly, which would have a material impact on the Company's operations and financial conditions. Trading on the Company's software has at times been limited and consequently the existing software has not been tested with significant trading volume. There may be no alternatives available if the Company's technology does not work as anticipated. The technology may malfunction because of internal problems or as a result of cyberattacks or external security breaches. Any such technological problems would have a material adverse impact on the Company's revenue and its prospects.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Changes in government regulation of Internet companies could adversely impact our business.***

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or United States Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***Company's business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.***

The Company is subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business, including user privacy, blockchain technology, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates.

The Company has adopted policies and procedures designed to comply with these laws. The growth of its business and its expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's being found in violation of these or other laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

***The Company is subject to the risk of possibly becoming an investment company under the Investment Company Act.***

The Investment Company Act regulates certain companies that invest in, hold or trade securities. As a result of the Company's business operations, it runs the risk of inadvertently becoming an investment company, which would require the Company to register under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which the Company operates its business, nor are registered investment companies permitted to have many of the relationships that the Company has with its affiliated companies.

If it were established that the Company were an investment company, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that the Company would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered investment company. If it were established that the Company were an investment company, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model, does not believe it is an investment company as defined within the Investment Company Act. The predominant reason for the Company's view is that the Company is not in the business of investing, reinvesting, owning, holding, or trading in securities.

***The Company is subject to the risk of possibly becoming a broker dealer under the Securities Exchange Act.***

The Securities Exchange Act regulates certain companies that engage in the business of effecting transactions in securities for the account of others or for their own account. Broker dealers are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates.

If it were established that the Company were a broker dealer under the Securities Exchange Act, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC or the FINRA, that the Company may be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered broker dealer. If it were established that the Company were a broker dealer, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model, does not believe it is a broker dealer as defined under the Securities Exchange Act. The predominant reason for the Company's view is that the Company is not engaged in the business of effecting transactions in securities for its own account or for the account of others.

***The Company is subject to the risk of possibly becoming an investment advisor under the Investment Advisers Act.***

The Investment Advisers Act is a U.S. federal law that defines the role and responsibilities of an investment advisor/adviser. Section 202(a)(11) of the Investment Advisers Act defines an investment adviser as any person or firm that: (1) for compensation; (2) is engaged in the business of; (3) providing advice to others or issuing reports or analyses regarding securities. A person must satisfy all three elements to fall within the definition of "investment adviser."

As a result of a portion of the Company's operations, specifically as it relates to curating portfolios of digital assets, the Company runs the risk of inadvertently becoming an investment adviser, which would require the Company to register under the Investment Advisers Act. Registered advisers are subject to extensive, restrictive and potentially adverse regulations. Registered investment advisers are not permitted to operate their business in the manner in which the Company operates its business.

If it were established that the Company were an investment company, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that the Company would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered investment adviser. If it were established that the Company were an investment adviser, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model, does not believe it is an investment adviser as defined within the Investment Advisers Act. The predominant reason for the Company's view is that the company is not engaged in the business of providing advice to others or issuing reports or analyses regarding securities for compensation.

***The Company is subject to the risk of possibly becoming subject to New York State's requirement of a Virtual Currency Business Activity License or becoming subject to other state licensing requirements.***

On June 3, 2015, New York State Department of Financial Services ("**NYDFS**") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as Texas Department of Banking and Kansas Office of State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Caroline Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to transmission of virtual currency and not its use. One June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices, which may negatively impact the value of the Company and/or its securities.

***The Company's Bitcoin Rewards Program could potentially create tax implications for the Company and its clients.***

The Company currently has a daily rewards program whereby clients may receive Bitcoin every 24 hours by reading provided material concerning cryptocurrency, and the Company also offers rewards for client referrals and other promotions. All clients receive their rewards via an "airdrop" of the provided Bitcoin tokens. While the current consensus is that receipt of an airdrop of Bitcoin will be treated as income, the Internal Revenue Service (IRS) has not yet provided explicit guidance on how airdrops of cryptocurrency are to be taxed, and taxation of Bitcoin airdrops may be subject to regulatory change in the future in ways that might affect adversely affect the Company and its clients.

***The Company is subject to the risk of possibly becoming money services business under U.S. Bank Secrecy Act and other federal laws.***

Under U.S. federal law, money services businesses must register with the Department of the Treasury. There is a risk that the Company could meet the definition of money services business and be required to register with FinCEN. Money transmitter falls within the definition of money services business and is defined as a person that provides money transmission services, or any other person engaged in the transfer of funds.

If it were established that the Company were a money transmitter, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC or the FINRA, that the Company may be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered money services business. If it were established that the Company were a money services business, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model and guidance from the U.S. Department of Treasury, does not believe it is a money services business as defined. The predominant reason for the Company's view is that the Company does not act as a financial intermediary in transactions, customers of the Company have total independent control of their digital assets at all times, and the customer's digital assets is not custodied by the Company.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, that include, but are not limited to, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on fifty percent (50%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.***

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

***Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone.

If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

***A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.***

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

*While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.*

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

*There is no guarantee of a return on an Investor's investment.*

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**BUSINESS**

**Description of the Business**

Ember Fund is a software and technology company that has developed smartphone applications that allow users to buy, sell, and trade digital assets. Ember's technology provides non-custodial cryptocurrency wallets to its customers, meaning customers hold exclusive possession of their private cryptographic keys. Each customer can access their cryptocurrency through the user's mobile device and neither the Company nor any third party can access the customer's digital assets. Through Ember's applications, users can enter discretionary orders, to buy or sell digital assets, that route to cryptocurrency exchanges. Ember earns revenue via a technology service fee paid directly from cryptocurrency exchanges. Our exchange partner Faa.st holds the necessary MSB licenses facilitate cryptocurrency trades.

**Business Plan**

Ember aims to increase the adoption of its mobile applications and increase the total amount of digital assets held by its customers. Ember's plan is to provide retail investors with a simple and intuitive way to buy and custody digital assets. Ember plans to continue to grow the retail customer base for its applications through organic and paid acquisition. The Company continues to enhance its current products and develop new software for its customers Ember earns a technology service fee from cryptocurrency exchanges in return for directing order flow to those markets. In the future, Ember plans to continue to use the technology service fee and develop alternative fee structures to meet client demand (i.e. subscription fee, asset-based fee, tiered pricing).

Eventually, Ember plans to provide a full suite of software and technology services for customers interested in transacting in and maintaining custody of digital assets.

**History of the Business**

Ember Fund LLC was founded in April 28, 2018 by Alex Wang, Guillaume Torche and Mario Lazaro to simplify the process of investing in cryptocurrencies. Ember Fund LLC, a Wyoming LLC, was converted into a Delaware C-Corp in June of 2019. Ember Fund, Inc. (the "***Company***") was incorporated on June 18, 2019 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA.

**Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Ember Fund App (iPhone) | Mobile application enabling users to purchase and manage digital assets. Available in the Apple iOS App Store | Consumer mobile app targeting retail investors |
| Ember Fund App (Android) | Mobile application enabling users to purchase and manage digital assets. Available in the Android App Store | Consumer mobile app targeting retail investors |

**Competition**

The Company's current competitors in the cryptocurrency investment industry include Coinbase Inc., Circle Internet Financial Limited (Circle Invest), Plutus Financial, Inc. (dba "Abra"), and Snowball Inc. The competition may be at a significant advantage in terms of current market share, financial backing, or venture capital networks. However, Ember differentiates itself from its competitors because it provides a non-custodial solution where the others are custodial.

Large financial services firms present additional competition. Established firms, such as E*Trade Financial Corporation, Fidelity Investments Inc., and Robinhood Financial, LLC, could potentially enter the cryptocurrency investment services industry and leverage their existing market share and capital.

We believe Ember Fund's first-to-market application, its exclusive focus on cryptocurrencies, and the firm's dedication to its customers help Ember to stand out from its competition.

Description of competition.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**

Ember's customer base is largely comprised of retail individuals and organizations with limited geographical restrictions. The Company has a global customer base with most users between 30 and 50 years of age.

**Intellectual Property**

The Company has developed a variety of technology assets that are both open-sourced and private. These assets include, but are not limited to:

- the order routing technology;
- portfolio rebalancing technology;
- wallet creation software;
- an Application Programming Interface;
- various smart contracts;
- Apple App Store App;
- Android App Store App;
- surveillance tools;
- mobile website;
- desktop website;
- trademark assets; and
- policies and procedures.

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 88695137 | EMBER FUND | Service Mark consisting of characters EMBER FUND. | Nov. 16, 2019 | Pending | U.S. |
| 88695162 | E F | Service Mark consisting of a stylized version of the letters "E" and "F" in logo form. | Nov. 16, 2019 | June 16, 2020 | U.S. |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

# USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 6.00% | $1,500 | 6.00% | $300,000 |
| Estimated Attorney Fees | 5.00% | $1,250 | 5.00% | $250,000 |
| Estimated Accountant/Auditor Fees | 4.00% | $1,000 | 4.00% | $200,000 |
| General Marketing | 30.00% | $7,500 | 30.00% | $1,500,000 |
| Research and Development | 10.00% | $2,500 | 10.00% | $500,000 |
| Engineering | 30.00% | $7,500 | 30.00% | $1,500,000 |
| AWS and Technology SaaS | 5.00% | $1,250 | 5.00% | $250,000 |
| Contractors | 10.00% | $2,500 | 10.00% | $500,000 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$5,000,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

In regard to expected general marketing expenses, we will be deploying our marketing budget mainly for paid acquisition through channels like Quora and other programmatic ad platforms as well as partnering with influencers that have large audiences.

Depending on how much is raised, we will also be hiring multiple full time or contractors in the engineering department. Initially we will prioritize hiring a (contract to FTE) full stack engineer, then we will hire a smart contract developer.

If further large investments into the Company are made outside of the Offering, some of the proceeds from the Offering may go towards benefits earned by the holders of those large investments, and the use of those proceeds for those large investments may substantially change the Use of Proceeds table set forth above, as well as the Company's overall use of proceeds from the Offering.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

**Directors & Officers**

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|-------------------------------------------|----------------------------------------------------------------------------------|-----------|
| Alex Wang | Co-Founder, Chief Executive Officer; Director | Aug. 2018 – Present: Ember Fund, Inc.; Fundraising, Business Development, Product, Operations, Marketing and Finance. | University of California, Berkeley June 2010, Economics |
| Guillaume Torche | Co-Founder, Chief Technology Officer; Director | Aug. 2018 – Present: Ember Fund, Inc.; Full-Stack Engineering. | Université de Technologie de Compiègne (France) June 2014 |
| Mario Lazaro | Co-Founder, Chief Information Officer; Director | Aug. 2018 – Present: Ember Fund, Inc.; Full-Stack Engineering. | Universidad de Zaragoza (Spain) Jan 2014 |
| Cher Park | Head of Growth | Dec. 2021 – Present: Ember Fund, Inc.; Head of Growth May 2020 – Nov 2021 – Flossy; Head of Growth May 2019 - Apr 2020 – Pill Club: Director of Marketing | Cornell University, B.S. 2005 Urban Regional Studies |

**Biographical Information**

Alex Wang
Alex Wang is the Chief Executive Officer and a director of the Company and has been so since August 2018. He is primarily responsible for fundraising, business development, product, operations, marketing and finance. He received a Bachelor of Arts in Economics from the University of California, Berkeley in 2010.

Guillaume Torche
Guillaume Torche is the Chief Technology Officer and a director of the Company and has been so since August 2018. He is primarily responsible for full-stack engineering for the Company. He received a Master of Science in Engineering from the Université de Technologie de Compiègne in 2014.

Mario Lazaro
Mario Lazaro is the Chief Information Officer and a director of the Company and has been so since August 2018. He is primarily responsible for full-stack engineering for the Company. He received a Master of Science in Engineering from the Universidad de Zaragoza in 2014.

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently employs ten (10) full time employees.

## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 6,880,000 shares of Common Stock will be issued and outstanding.

*Outstanding Capital Stock*

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

| Type of security | Common Stock |
|---|---|
| **Amount outstanding/Face Value** | 6,880,000/ par value $0.0001 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | Yes |
| **Anti-Dilution Rights** | Yes |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | No |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 68.72% |

*The total number of shares outstanding excludes reserved and unissued stock options. The percentage ownership is calculated after considering common stock, issued stock options, CrowdSAFE and SAFE. The percentage calculation is based on a total number of shares of 10,011,790. Percentage calculated is approximation and rounded to the nearest decimal point based.

| Type of security | Equity Incentive Options |
|---|---|
| **Amount outstanding/Face Value** | 1,194,644 |
| **Voting Rights** | None until exercised |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | No |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 12.219%* |

*The percentage ownership is calculated after considering common stock, issued stock options, CrowdSAFE and SAFE. The percentage calculation is based on a total number of shares of 10,011,790. Percentage calculated is approximation and rounded to the nearest decimal point based.

Securities issued pursuant to Regulation CF:

| Type of security | Crowd SAFE |
|---|---|
| **Amount outstanding/Face Value** | $621,319 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | No |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 9.41% * |

*The percentage ownership is calculated after considering common stock, issued stock options, CrowdSAFE and SAFE. The percentage calculation is based on a total number of shares of 10,011,790. Percentage calculated is approximation and rounded to the nearest decimal point based.

| Type of security | Crowd SAFE |
|---|---|
| **Amount outstanding/Face Value** | $80,156 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | No |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 1.25% * |

*The percentage ownership is calculated after considering common stock, issued stock options, CrowdSAFE and SAFE. The percentage calculation is based on a total number of shares of 10,011,790. Percentage calculated is approximation and rounded to the nearest decimal point based.

Securities issued pursuant to Regulation D:

| Type of security | SAFE |
|---|---|
| **Amount outstanding/Face Value** | $5,286,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | No |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 8.91% |

*The percentage ownership is calculated after considering common stock, issued stock options, CrowdSAFE and SAFE. The percentage calculation is based on a total number of shares of 10,011,790. Percentage calculated is approximation and rounded to the nearest decimal point based.

**Outstanding Debt**

As of the date of this Form C/A, the Company has the following debt outstanding:

| Type | Loan |
| --- | --- |
| Creditor | Guillaume Torche |
| Amount Outstanding | $19,237.61 |
| Interest Rate and Amortization Schedule | N/A |
| Description of Collateral | N/A |
| Other Material Terms | N/A |
| Maturity Date | N/A |
| Date Entered Into | N/A |

| Type | Loan |
| --- | --- |
| Creditor | Alex Wang |
| Amount Outstanding | $4,236.55 |
| Interest Rate and Amortization Schedule | N/A |
| Description of Collateral | N/A |
| Other Material Terms | N/A |
| Maturity Date | N/A |
| Date Entered Into | N/A |

| Type | Loan |
| --- | --- |
| Creditor | Mario Lazaro |
| Amount Outstanding | $5,279.41 |
| Interest Rate and Amortization Schedule | N/A |
| Description of Collateral | N/A |
| Other Material Terms | N/A |
| Maturity Date | N/A |
| Date Entered Into | N/A |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**Ownership**
A majority of the Company is owned by the Co-Founders: Alex Wang, Guillaume Torche, and Mario Lazaro.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Alex Wang | 2,240,000 Shares / Common Stock | 32.56% |
| Guillaume Torche | 2,240,000 Shares / Common Stock | 32.56% |
| Mario Lazaro | 2,240,000 Shares / Common Stock | 32.56% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Operations**

Ember Fund, Inc. (the "*Company*") was incorporated on June 18, 2019 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA. The Company provides retail investors with software to manage a portfolio of cryptocurrency.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company has approximately $2,667,234.00 in cash balances as of April 30, 2022, leaving the Company with approximately 11 months of runway.

**Liquidity and Capital Resources**

On February 24, 2021, the Company conducted an offering pursuant to Rule 506(b) and raised $5,300,000.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds."

The Company's additional current sources of capital include current cash balances and operating revenues and proceeds from prior offerings.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Valuation**

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

*Material Changes and Other Information*

Since May 11, 2022, (1) the Maximum Offering Amount has been increased from $2,000,000 to $5,000,000, and (2) the Valuation Cap in the Conversion mechanism of the Securities has been changed from $100,000,000 to $80,000,000.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration |
|---|---|---|---|---|---|
| Crowd SAFE | 1895* | $590,946 | General Working Capital | March 31, 2020 | Regulation CF |
| Crowd SAFE | 1895* | $80,180 | General Working Capital | April 6, 2020 | Regulation CF |
| SAFE | 1 | $11,818.92 | General Working Capital | April 1, 2020 | Rule 506(c) |
| SAFE | _ | $5,286,000 | General Working Capital | February 1, 2021 | Rule 506(b) |

*This is the total number of SAFES sold across the Regulation CF transaction.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

| | |
|---|---|
| **Type** | Loan |
| **Creditor** | Alex Wang |
| **Amount Outstanding** | $2,775.88 |
| **Interest Rate and Amortization Schedule** | N/A |
| **Description of Collateral** | N/A |
| **Other Material Terms** | N/A |
| **Maturity Date** | N/A |

| Date Entered Into | N/A |
|---|---|

| Type | Loan |
|---|---|
| Creditor | Mario Lazaro |
| Amount Outstanding | $279.41 |
| Interest Rate and Amortization Schedule | N/A |
| Description of Collateral | N/A |
| Other Material Terms | N/A |
| Maturity Date | N/A |
| Date Entered Into | N/A |

| Type | Loan |
|---|---|
| Creditor | Guillaume Torche |
| Amount Outstanding | $17,237.61 |
| Interest Rate and Amortization Schedule | N/A |
| Description of Collateral | N/A |
| Other Material Terms | N/A |
| Maturity Date | N/A |
| Date Entered Into | N/A |

## THE OFFERING AND THE SECURITIES

**The Offering**

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 31, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $50 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw fifty percent (50%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**The Securities**

We request that you please review this Form C/A and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

*Not Currently Equity Interests*

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

*Dividends and/or Distributions*

The Securities do not entitle Investors to any dividends.

*Nominee*

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

*Conversion*

Upon each future equity financing resulting in proceeds to the Company of not less than $20,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $80,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**."

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, at the Nominees discretion, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $80,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the

Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $80,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

*Dissolution*

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

*Termination*

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

*Voting and Control*

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

*Other Material Terms*

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.


**COMMISSION AND FEES**


At the conclusion of the Offering, the issuer shall pay a Cash Commission to the Intermediary equal to: (i) six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000) (ii) four percent (4%) of any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) three percent (3%) of any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

**Stock, Warrants and Other Compensation**

The Intermediary will also receive a Securities Commission equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00 - $2,000,000); and (ii) one percent (1%) of the securities sold for any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) one-half percent (0.5%) of the securities sold for any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).


**TAX MATTERS**


**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**


**LEGAL MATTERS**


Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.


**DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION**


The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C/A. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alex Wang
(Signature)

Alex Wang
(Name)

Chief Executive Officer
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Alex Wang
(Signature)

Alex Wang
(Name)

Director
(Title)

05/20/2022
(Date)


/s/Guillaume Torche
(Signature)

Guillaume Torche
(Name)

Director
(Title)

05/20/2022
(Date)

/s/Mario Lazaro
_____
(Signature)

Mario Lazaro
_____
(Name)

Director
_____
(Title)

05/20/2022
_____
(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBIT A

*Financial Statements*

EMBER FUND, INC.

FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

EMBER FUND, INC.

FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

CONTENTS



Focused on the road ahead
Tax, Audit & Advisory

# INDEPENDENT AUDITOR'S REPORT

To the Management
Ember Fund, Inc.
Los Angeles, California

## Opinion

We have audited the accompanying financial statements of Ember Fund, Inc. (a Corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ember Fund, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Ember Fund, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Ember Fund, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

1

730 Hope Road | Tinton Falls | NJ 07724 732.676.4100 732.676.4101
40 Bey Lea Road, Suite A101 | Toms River | NJ 08753 732.349.6880 732.349.1949
Member of CPAmerica, Inc. | Registered Firm With the PCAOB
[ cgteam.com ]

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Ember Fund, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Ember Fund Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

*Cg Tax, Audit & Advisory*

Tinton Falls, New Jersey
April 29, 2022

2



Focused on the road ahead

Tax, Audit & Advisory

EMBER FUND, INC.

BALANCE SHEETS

December 31, 2021 and 2020

|  | 2021 | 2020 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and Cash Equivalents | $ 2,667,234 | $ 237,957 |
| Custodial Assets | 1,350,000 | - |
| Prepaid and Other Current Assets | 18,628 | - |
| Total Current Assets | 4,035,862 | 237,957 |
| Property and Equipment, net | 22,533 | - |
| **OTHER ASSETS** | | |
| Digital Assets | 425,336 | 216,089 |
| Internally Developed Software, net | 318,047 | - |
| Investment in Set Labs Inc. | 50,250 | - |
| Security Deposit | 3,128 | 3,128 |
| Shareholder Notes Receivable | 312,748 | 3,776 |
| Total Assets | $ 5,167,904 | $ 457,821 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Credit Cards Payable | $ 38,465 | $ 40,543 |
| Custodial Liabilities | 1,350,000 | - |
| Accrued Expenses and Other Liabilities | 74,810 | 316,684 |
| Paycheck Protection Program Loan | - | 39,939 |
| Due to Shareholders | 35,697 | 28,526 |
| Total Current Liabilities | 1,498,972 | 425,691 |
| Total Liabilities | 1,498,972 | 425,691 |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock | 688 | 704 |
| Treasury Stock, at cost | - | (1,800) |
| Convertible SAFE, net | 5,907,319 | 621,319 |
| Additional Paid in Capital | (25,492) | 32,851 |
| Retained Earnings | (2,213,583) | (620,944) |
| Total Stockholders' Equity | 3,668,932 | 32,130 |
| Total Liabilities and Stockholders' Equity | $ 5,167,904 | $ 457,821 |

# EMBER FUND, INC.

## STATEMENTS OF OPERATIONS
### For the Years Ended December 31, 2021 and 2020

|  | 2021 | 2020 |
|---|---|---|
| Revenue | $ 1,392,642 | $ 305,821 |
| Cost of Goods Sold | 70,076 | 3,285 |
| Gross Profit | 1,322,566 | 302,535 |
| Operating Expenses: | | |
| Selling, General, and Administrative Expenses | 3,251,363 | 887,182 |
| Loss from Operations | (1,928,797) | (584,647) |
| Other Income (Expense): | | |
| Impairment of Digital Assets | (9,423) | - |
| Gain on Sale of Digital Assets | 285,245 | 37,853 |
| Other Income | 1,333 | 5,184 |
| Paycheck Protection Program Loan Forgiveness | 39,939 | - |
| Advance on R&D Tax Credit | 15,632 | - |
| Interest Income, net | 3,432 | - |
| Total Other Income | 336,158 | 43,037 |
| Net Loss | $ (1,592,639) | $ (541,610) |

EMBER FUND, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and 2020

| | Common Stock (1) | | Treasury Stock | | Convertible SAFE | Additional Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| Balance at January 1, 2020 | 7,040,000 | $ 704 | 960,000 | $ (1,800) | $ 106,901 | $ 18,162 | $ (79,334) | $ 44,633 |
| Convertible SAFE Issuance, net | - | - | - | - | 514,418 | - | - | 514,418 |
| Stock Based Compensation | - | - | - | - | - | 14,689 | - | 14,689 |
| Net Loss | - | - | - | - | - | - | (541,610) | (541,610) |
| Balance at December 31, 2020 | 7,040,000 | $ 704 | 960,000 | $ (1,800) | $ 621,319 | $ 32,851 | $ (620,944) | $ 32,130 |
| Common Stock Repurchase | (160,000) | (16) | 160,000 | (97,151) | - | 16 | - | (97,151) |
| Treasury Shares Reissued | - | - | (1,120,000) | 98,951 | - | (98,951) | - | - |
| Convertible SAFE Issuance, net | - | - | - | - | 5,286,000 | - | - | 5,286,000 |
| Stock Based Compensation | - | - | - | - | - | 40,592 | - | 40,592 |
| Net Loss | - | - | - | - | - | - | (1,592,639) | (1,592,639) |
| Balance at December 31, 2021 | 6,880,000 | $ 688 | - | $ - | $ 5,907,319 | $ (25,492) | $ (2,213,583) | $ 3,668,932 |

(1) Common Stock has a Par Value of $.0001 per share
As of December 31, 2021 and 2020 there were 10,000,000 shares authorized
As of December 31, 2021 and 2020 there were 6,880,000 and 7,040,000 issued and outstanding, respectively

EMBER FUND, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020

|  | 2021 | 2020 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Loss | $ (1,592,639) | $ (541,610) |
| Adjustments to reconcile net loss to net cash provided from operating activities: | | |
| Depreciation | 4,923 | - |
| Amortization of Internally Developed Software | 5,154 | - |
| Stock Based Compensation | 40,592 | 14,689 |
| Paycheck Protection Program Forgiveness | (39,939) | - |
| (Increase) Decrease in: | | |
| Custodial Assets | (1,350,000) | - |
| Prepaid and Other Current Assets | (18,628) | - |
| Digital Assets | (494,493) | (248,272) |
| Increase (Decrease) in: | | |
| Credit Cards Payable | (2,078) | 28,595 |
| Custodial Liabilities | 1,350,000 | - |
| Accrued Expenses and Other Liabilities | (241,875) | 313,470 |
| Net Cash Used in Operating Activities | (2,338,982) | (433,128) |
| | | |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Repurchase of Common Stock | (97,151) | - |
| Internally Developed Software | (323,201) | - |
| Investment in Set Labs Inc. | (50,250) | - |
| Acquisition of Property and Equipment | (27,456) | - |
| Net Cash Used in Investing Activities | (498,058) | - |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Proceeds from Paycheck Protection Program | - | 39,939 |
| Gain on Sales of Digital Assets | 285,245 | 37,853 |
| Issuance of Shareholder Notes Receivable | (312,099) | - |
| Proceeds from Shareholder Notes Payable | 7,171 | - |
| Issuance from Shareholder Notes Payable | - | (179) |
| Proceeds from Convertible SAFE Issuance | 5,286,000 | 514,418 |
| Net Cash Provided by Financing Activities | 5,266,317 | 592,031 |
| | | |
| Net Increase in Cash | 2,429,278 | 158,903 |
| | | |
| Cash and Cash Equivalents, Beginning of Year | 237,957 | 79,054 |
| | | |
| Cash and Cash Equivalents, End of Year | $ 2,667,234 | $ 237,957 |
| | | |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Cash Paid During the Years Ended for: | | |
| Interest | $ 196 | $ - |
| Taxes | $ 5,324 | $ 1,250 |

See Accompanying Notes and Independent Auditor's Report

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Ember Fund, LLC was formed on April 28, 2018 as a Wyoming Limited Liability Company.  On June 19, 2019 the Company converted to a Delaware Corporation named Ember Fund, Inc. (the "Company").  The Company began business operations during 2019.

Ember Fund, Inc. has developed the first mobile app in the world that allows investors to easily invest in multi-coin cryptocurrency portfolios, which automatically rebalance by market capitalization each month.

Basis of Accounting

The Company prepares its financial statements with accounting principles generally accepted in the United States of America which includes accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual results could differ from those estimates.

The outbreak of the novel strain of coronavirus ("COVID-19") has severely impacted, and continues to severely impact the U.S. and global economies. We cannot estimate the length or severity of the COVID-19 pandemic or the related U.S. and global economic consequences on our business and operations, including whether and when historic economic and operating conditions will resume or the extent to which the disruption may impact our business, financial position, results of operations or cash flow. Our estimates, judgments and assumptions related to COVID-19 could ultimately differ over time.

Cash and Cash Equivalents

Cash and Cash Equivalents include Digital Asset accounts held in the form of stablecoin, and any highly liquid short-term investments with original maturity dates of less than three months.  Stablecoin included in Cash and Cash Equivalents are cryptocurrencies that peg their market value to the United States Dollar.

Investments

During 2021, the Company made a $50,250 investment to purchase a preferred stock interest in Set Labs Inc.  Investments in equity securities with readily determinable values are recorded at fair value in the balance sheet and any unrealized gain or loss on investments is recorded in the Statement of Operations. This investment has unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities  As of December 31, 2021 there was no gain or loss on investments recorded.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 years. Major

EMBER FUND, INC.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

NOTE 1 – SUMMARY OF SIGNFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment (Continued)

additions and improvements are capitalized. Expenditures for repairs and maintenance are recorded as expenses when incurred.

Digital Assets

Digital Assets include assets held in the form of Bitcoin, Ethereum, and Litecoin Dollar cryptocurrency. Digital Assets are recorded at cost and tested for impairment at each reporting period or upon a triggering event. Impairments as of December 31, 2021 and 2020 were $9,423 and $0, respectively.

As a result of trading cryptocurrency, the Company recorded gains on digital assets as of December 31, 2021 and 2020 of $285,245 and $37,853, respectively.

The fair market value of cryptocurrency held by the Company as of December 31, 2021 and 2020 was $475,122 and $340,937, respectively.

Revenue Recognition

Revenue is recognized at the point in time when the Company's performance obligations with the applicable customers have been satisfied. At contract inception, the Company determines if the contract is within the scope of ASC Topic 606 and then evaluates the contract using the following five steps: (1) identify the contract with the customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue at the point in time when the entity satisfies a performance obligation.

The Company generates its revenue through fees earned based on customer deposits and through portfolio management fees.

Revenue is recorded at the transaction price, which is the amount of consideration the Company expects to receive in exchange for providing services to a customer. Revenue is recognized at a point in time upon completion of service provided to a customer. The Company determines the transaction price based on fixed consideration in its contractual agreements, and the transaction price is allocated entirely to the performance obligation to provide service. In determining the transaction price, a significant financing component does not exist since the timing from when the Company delivers service to when the customers pay for the product is less than one year and the customers do not pay for product in advance of the transfer of the product.

Income Taxes

The Company has been formed as a "C" Corporation for federal and state income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference between the bases of certain assets and liabilities for financial and tax reporting. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed by U.S. generally accepted accounting principles. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset federal and state income taxes. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized.

EMBER FUND, INC.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

NOTE 1 – SUMMARY OF SIGNFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company follows ASC Topic 740-10, "*Accounting for Uncertainty in Income Taxes",* which prescribes a recognition threshold and measurement attribute for combined financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.  For the years ended December 31, 2021 and 2020, the Company has determined there are no material uncertain tax positions to be accounted for in the financial statements. Penalties and interest assessed by income taxing authorities would be included in operating expenses. No authorities have commenced income tax examinations as of December 31, 2021 and 2020.

Concentration of Credit Risk

The Company maintains cash balances at one institution, which may exceed federally insured limits. The Federal Deposit Insurance Corporation ("FDIC") insures these accounts up to $250,000 per depositor. The Company historically has not experienced any related cash in bank losses.

Advertising

The Company expenses advertising costs as they are incurred.  Advertising expense for the years ended December 31, 2021 and 2020 were $1,844,555 and $539,363, respectively.

Subsequent Events

Subsequent events were evaluated through the date of the independent auditor's report which is the date the financial statements were available to be issued.

On March 7, 2022, the Company issued 252,333 time vesting stock option awards to employees of the Company.

Fair Value Measurement

The Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. The following table summarizes assets which have been accounted for at fair value as of December 31, 2021 and 2020 along with the basis for the determination of fair value:

|  | Unobservable Inputs (Level 3) | |
|  | **2021** | **2020** |
|---|---|---|
| Investment in Set Labs Inc. | $ 50,250 | $      - |

The Organization utilizes three levels of inputs to measure the fair value of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 1 – SUMMARY OF SIGNFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement (Continued)

The first two inputs are considered observable and the last is considered unobservable. The levels of inputs are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Custodial Assets and Liabilities

From time to time third party investors will send funds to the Company to invest in cryptocurrency, for purposes of investment gain. Under these arrangements, the Company would take a commission on total gains for the investor. As of December 31, 2021 and 2020, the Company has received $1,350,000 and $0, respectively, from investors for this purpose. These funds are recorded as a current asset and current liability on the balance sheet. As of December 31, 2021 and 2020, the Company has not yet begun investing these funds, and thus has not recognized any gain or loss. Additionally, funds are held in the form of cash or stablecoin until they are invested.

Internally Developed Software

In accordance with ASC 350-40, "Internal-Use Software", the Company capitalizes its costs to develop its internal use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. These costs are included in internally developed software on the Company's balance sheets and are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred.

Amortization expense totaled $5,154 and $0 for the years ended December 31, 2021 and 2020, respectively.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31,

|  | 2021 | 2020 |
|---|---|---|
| Computer Equipment | $ 27,456 | $ - |
| Less: Accumulated Depreciation | (4,923) | - |
|  | $ 22,533 | $ - |

Depreciation expense totaled $4,923 and $0 for the years ended December 31, 2021 and 2020, respectively.

## NOTE 3 – SHAREHOLDER NOTES RECEIVABLE

On April 26, 2021, the Company entered into three shareholder notes receivable totaling $312,748. The notes are due upon maturity which is April 26, 2031. The notes bear interest at a rate of 1.73% per annum. As of December 31, 2021 and 2020, outstanding principal related to these notes was $312,748 and $0, respectively. As of December 31, 2021 and 2020, interest income related to these notes was $3,628 and $0, respectively.

## NOTE 4 – DUE TO SHAREHOLDERS

From time to time certain shareholders of the Company are owed reimbursement for expenses paid out of pocket on behalf of the Company. There is no formal agreement for these balances and they do not incur interest. These amounts are reflected in the balance sheets as shareholders notes payable, have no maturity date, and are due upon demand. Total amounts outstanding as of December 31, 2021 and 2020 were $35,697 and $28,526, respectively.

## NOTE 5 – PAYCHECK PROTECTION PROGRAM LOAN

During 2020, the Company received funding under the SBA Paycheck Protection Program ("PPP") and was granted a loan under the CARES Act which was enacted March 27, 2020. The Company received a loan in the amount of $39,939. Funds from the PPP Loan were used as required for eligible payroll costs and costs used to continue group health care benefits. The loan bears interest at 1% per annum. The Company received full forgiveness on September 21, 2021.

## NOTE 6 – CONVERTIBLE SAFE

During 2019 and 2020, the Company completed a Regulation Crowdfunding campaign in which they closed 1,859 individual SAFE agreements and raised $602,765. As part of this campaign, the Company raised $106,901 in 2019 and an additional, $434,262 in 2020. Funds raised through these SAFE agreements are presented net of costs and fees incurred which totaled $61,602. These SAFE agreements contain a Post-Money Valuation Cap of $5,000,000 and a discount rate of 15%.

On April 6, 2020 the Company also entered into another SAFE agreement for a total of $80,156. This SAFE contains a Post-Money Valuation Cap of $5,000,000 and a discount rate of 15%.

During 2021, the Company entered into fifteen additional SAFE agreements for a total of $5,286,000. These SAFE agreements contain a Post-Money Valuation Cap ranging from $40,000,000 to $60,000,000 and a discount rate of 85%.

As a result of these agreements, and upon a qualified financing of meeting the valuation caps, the SAFE agreements will automatically convert into shares of preferred stock equal to the purchase amount divided by the conversion price. The conversion price is based on the stock price per share of the qualified financing multiplied by the applicable discount rate. Prior to closing a qualified equity financing, the Company will re-organize their equity structure to ensure an appropriate number of authorized preferred shares of stock.

## NOTE 7 – STOCK BASED COMPENSATION

From time to time, the Company awards its employees and consultants with stock option awards in accordance with the Ember Fund, Inc. 2020 Equity Incentive Plan.

In accordance with ASC Topic 718-10, "Stock Compensation", the Company measures stock based awards at fair value and recognizes compensation expense for all stock option awards made to its employees and consultants.

The Company estimates the fair value of stock options granted using the Black-Scholes valuation model. This model requires the Company to make estimates and assumptions including, among other things, estimates regarding the length of time an employee will retain vested stock options before exercising them, the estimated volatility of its common stock price and the number of options that will be forfeited prior to vesting. The fair value is then recognized on a straight line basis over the requisite service period of the award, which can be upon grant to four years. Changes in these estimates and assumptions can materially affect the determination of the fair value of the stock-based compensation and consequently, the related amount recognized in the Statement of Operations.

The Company has reserved 1,194,644 shares of common stock for issuance under the plan.

During 2020, the Company issued 569,208 stock options to employees and consultants. These awards have a total grant date fair value of $92,700. In March 2021, the Company issued an additional 165,093 stock options to an employee with a grant date fair value of $26,927. As of December 31, 2021 and 2020, stock based compensation was $40,592 and $14,689, respectively.

## NOTE 8 – STOCK REPURCHASE

On June 18, 2019, the Company entered into a stock repurchase and release agreement with a shareholder. In connection with the agreement, the Company repurchased 960,000 shares of common stock in exchange for $1,800. The shares were paid for in 2019 and the shares were held in treasury at cost until 2021 when the shares were reauthorized to be issued. As of December 31, 2021, these shares remain authorized but not issued or outstanding.

On February 16, 2021 the Company entered into a stock repurchase and release agreement with a shareholder. In connection with the agreement, the Company repurchased 160,000 shares of common stock in exchange for $97,151. During 2021, the Company made payments of $64,767. The remaining balance of $32,384 is included within accrued expenses on the balance sheet as of December 31, 2021. This balance was paid in full during 2022. The shares repurchased were held in treasury at cost until 2021 when the shares were reauthorized to be issued. As of December 31, 2021 these shares remain authorized but not issued or outstanding.

## NOTE 9 – LEASE COMMITMENTS

The Company rents office space in Los Angeles, California under an operating lease. The lease was entered into on March 2, 2021 and has an eleven month commitment. Rent expense for 2021 was $62,152. As of December 31, 2021, the Company has a remaining commitment of two months for a total of $16,180.

## NOTE 10 – RELATED PARTY TRANSACTIONS

During 2020 and 2021, the Company entered into shareholder notes receivable with certain related parties. There is also a due to shareholders balance owed to certain related parties. See Note 3 and Note 4 for more information.

During 2021, the Company obtained investments from two related parties in the form of convertible SAFE agreements which totaled $175,000.

## NOTE 11 – PROVISION FOR INCOME TAXES

The provision for (benefit from) income taxes for the years ended December 31, 2021 and 2020 consists of the following:

|  | 2021 | 2020 |
|---|---|---|
| Current: | | |
| Federal | $ - | $ - |
| State | - | - |
|  | $ - | $ - |
| Deferred: | | |
| Federal | $ 334,000 | $ 114,000 |
| State | 111,000 | 38,000 |
|  | 445,000 | 152,000 |
| Valuation allowance | (445,000) | (152,000) |
|  | $ - | $ - |

Deferred taxes are recognized for temporary differences between the bases of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial purposes, but not for federal income tax purposes.

The Company's total net deferred tax asset (liability) at December 31, 2021 and 2020 is as follows:

|  | 2021 | 2020 |
|---|---|---|
| Total Deferred Tax Assets | $ 619,000 | $ 174,000 |
| Allowance | (619,000) | (174,000) |
| Net | $ - | $ - |

A valuation allowance has been recorded as it is anticipated that all deferred tax assets (liabilities) relating to the net operating losses will not be realized.

EMBER FUND, INC.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

NOTE 11 – PROVISION FOR INCOME TAXES (Continued)

Those amounts have been presented in the Company's financial statements as follows:

|  | 2021 | 2020 |
|---|---|---|
| Deferred Tax Asset | $ - | $ - |
| Deferred Tax Liability | - | - |
| Net Deferred Tax Asset (Liability) | $ - | $ - |

The Company incurred a net operating loss during the years ended December 31, 2021, 2020 and 2019. The net operating loss and expiration dates are as follows:

| Year Ended December 31, | Approximate Amount of Loss | Expiration Date |
|---|---|---|
| 2019 | $79,000 | December 31, 2039 |
| 2020 | $541,000 | December 31, 2040 |
| 2021 | $1,600,000 | December 31, 2041 |

# EXHIBIT B

*Offering Page found on Intermediary's Portal.*



| | |
|---|---|
| **Company Name** | Ember Fund |

---

**Logo**



---

**Headline** | We've built your crypto portfolio for you

---

**Slides**



| Tags | Crypto, Fintech, Notable Angel backing, Apps, Leading VC-backed, Companies, Crowd SAFE, Wealth Management, $5M+ raised, B2C |
|---|---|

| Pitch text | |
|---|---|

## Summary

- Leading, powerful crypto investment management platform in a mobile app
- Raised over $6M from top-tier industry VCs and angels
- 400%+ YoY revenue growth as of 3/2022
- 500K+ users with 4.5+ stars average app store reviews as of 3/2022
- Daily active users doubling every 2–3 weeks as of 3/2022
- Partnership with Evite.com. 100M users with 300M reach in the US
- Launched multiple cutting-edge crypto products in 2021 i.e. Metaverse Index

## Problem

# Investing in crypto successfully is challenging

There has been an explosion of crypto assets in the DeFi, Metaverse, and NFT space; but investing, managing, and understanding it well continues to be difficult.

Investors need to vet thousands of protocols, constantly follow an ever-changing technology landscape, and trade against sophisticated investors with access to proprietary research and trading tools.

Ember is leveling the playing field for retail investors by offering crypto indexes and hedging strategies previously only available to elite investors.

| Before Ember Fund | After Ember Fund |
|---|---|
| Single Crypto Assets | Diversified portfolios rebalanced monthly and explained by experts |
| Lack of Accessibility for Retail Investors | No net worth restrictions, $10 mins, frictionless onboarding, depositing and 1-tap investing |
| Information Overload | Earn Bitcoin daily as you read our curated research and learn about cryptocurrencies |

## Solution

# Ember Fund: the smarter way to invest

Ember Fund is a leading, global mobile app that allows users to easily invest in crypto portfolios with just a few taps.


Invest
Ember Metaverse Index
+69.77%
All Time ROI
Aggressive
Exposure to NFTs, gaming, and virtual world assets.
More details
18.00% ILV
15.34% MANA
SAN
INVEST
Ember Defi Index
+56.56%
Aggressive
All Time ROI
Meet Ember
Smart Crypto Management
For Everyone. Available Worldwide.

## How it works

Crypto is hard. We make it easy.


Bitcoin Rewards
1257.1585
Boost
Ember Tokens (10/hr)
Invite a friend to boost your rate
INVITE
Did you know?
A Satoshi is the smallest unit of Bitcoin.
A single Bitcoin has 100 million Satoshis, which is named after Satoshi Nakamoto: the creator of Bitcoin
START MINING
Ember DeFi Index
Your Position
Portfolio Value
$2,056
Total Return
$236.15 (+10.21%)
INVEST IN THIS PORTFOLIO
Ember
Total Capital
$140,871.12
Portfolios
Bitcoin Defense
Ember DeFi Index
Stable Yield
Big 3 Weighted
Ember Metaverse Index
Available Funds
$800
Learn
Invest
Track

## Product

# Designed with a focus on performance, security, and usability

## High-performance portfolios

We've curated and constructed high-performance portfolios, including an algorithmic quantitative trading Bitcoin fund, a Metaverse Index, DeFi Index, Yield Farming on stablecoins, and an NFT portfolio launching in 2022. These portfolios are rebalanced monthly.

## One-tap investing

Avoid buying coins on different exchanges and funding them through different wallets. Save time and money by investing in a portfolio of the top coins by sector in one tap. Ember supports connections with your bank account, credit card, Coinbase, external wallet, and Apple Pay.

## Low minimums

Invest with as little as $10, add additional funds, and liquidate your portfolio at any time with just one tap.  Automatic recurring deposit functionality is on the roadmap.

## B2B2C channel

Wealth advisors and investment managers can easily create their own custom crypto strategies for their clients to invest in. Utilize Ember's in-app marketing tools to drive even more AUM and referrals. We've successfully piloted a number of asset managers on our B2B2C platform, and plan to scale into the hundreds of millions of AUM in the next year.

## Artificial Intelligence

Ember has partnered with Mage.ai to build multiple machine learning models that personalize the Ember app experience for each investor.

## Best-in-class technology

Cutting-edge smart contracts for cost-effective and seamless trade execution with deep liquidity. Access fully collateralized and tokenized crypto baskets without paying exorbitant gas fees.

## Traction

# Explosive new user growth

We recently launched a viral referral program, resulting in each user referring **4+ new users**. We're acquiring thousands of new users a day and it's growing fast.



Most of these users are opening the app **6-7 times per week**, catapulting our daily active user growth.



Daily Active Users
Mar 22
125,672
150k
100k
50k
0
Oct
Nov
Dec
Jan
Feb
Viewed Screen
Started Mining

With our new **lower minimum investment requirement**, the number of investment purchases have grown by **5x**. This metric will continue to grow as we layer on more portfolios, implement retention marketing strategies, and offer automatic recurring deposits to enable dollar-cost averaging.

The 3/6/12-month AUM retention rates were **121.9/124.8/228.2% for 2021.** Invested user retention is over **80% after 12 months**. This means people are investing, sticking around, and investing more.

## Media

We've been covered by various publications:



Nasdaq | REUTERS | Forbes | TechCrunch

yahoo! finance | HACKERNOON | coindesk | THE BLOCK

User referral & open app rates as of March 2022; investment purchases growth & invested user retention as of Feb 2022.

## Customers

# Users love Ember Fund

*4.5+ star rating on both Android and iOS*


App Store & Google Play
1100+ Total Ratings
Absolutely incredible customer service and app.
John H
Love the concept. Great way to diversify my crypto investments. Really intuitive and easy to use app.
Roland B
I'm writing my first review ever on the web to commend the folks at Ember App for a very user friendly platform, but above all superb customer service.
Brian K
Love love love the app. I've been into BTC 10+ years.
Eric V

On our B2B side, we recently launched a partnership with Evite.com. **100M users can now gift an Ember portfolio to a loved one in just a few clicks.** We've also filed a joint provisional patent with Evite.

## Business Model

# 3–4% on AUM

Our margins are over 90%. Most of the direct costs associated with our revenue are simply hosting costs, which are minimal.

## Revenue Streams

**Consumer - 3%+ on AUM**

Management Fees
Spread
Lending/Yield

**Enterprise - 4%+ On AUM**

Management Fees
Spread
Lending/Yield

**Enterprise - Other**

Affiliate from banking partners
Treasury Management



## Enterprise Revenue

| Traction | Economics |
|---|---|
| **B2B2C Clients**<br>$50M AUM asset manager pilot launched | **SaaS Revenue**<br>$100k+ MRR on just $50M AUM and distribution to new users |
| **Transaction Volume**<br>$500M processed | **Affiliate - Banking Partners**<br>$50-100k per every $10M processed |
| **DeFi Asset Management**<br>Multiple deals closed for UHNW, Institutional and SMBs | **Upfront + MRR**<br>$50k deposit and % of AUM |



Margins as of March 2022

# Market

# Rapidly growing $120B+ addressable market

The crypto market as a whole has increased significantly over the past years. The global crypto market cap grew from $100B in 2019 to $1.5T in 2021. Crypto fund, crypto venture capital investing, and index investing comprise almost 10% or $120B of the market, but is only currently available to institutional investors.

While exchanges like Coinbase and Gemini have introduced retail investors to single coin trading, we believe that diversified portfolios and indexes will dominate the crypto investing landscape, akin to the popularity of mutual funds and indexes in equities markets. 45.7% of Americans are invested in a mutual fund, while only 14% are invested in a single stock.



The number of people with a Bitcoin wallet is rapidly growing.



## A paradigm shift is happening

Crypto as an asset class continues to be validated by skyrocketing market caps. Retail investors are moving to mobile investment platforms, while the explosion of new innovative crypto products remains inaccessible to the masses. Ember aims to scale its DeFi investment platform across millions of smart phones.







## Competition

# First to market
# with a 3-year head start

We started building in 2018. Ember has a massive head start on building the technology, brand and community.



## Vision And Strategy

# Build product & scale

Our vision is to be **the** investment platform for crypto.



There is a massive paradigm shift happening. Inflation, record-low interest rates, and distrust in legacy financial institutions / governments is resulting in record outflows from assets like gold and fiat into crypto native assets.

Ember is in a strong position to become the dominant platform for retail investors globally to invest in cryptocurrencies and cutting-edge cryptocurrency assets.

Consumers around the world are beginning to demand diversified and hedged investment products that are user friendly and drive higher, risk-adjusted returns. Ember has spent 3 years building and delivering a product that meets this need. We've found product market fit and now it's time to aggressively scale.

We want to do this through two business units:

**Direct to Consumer** - Become the next generation global tech-enabled Vanguard for crypto. Unlike legacy fintechs, we'll be able to tap into the 50% of the population that is unbanked or underbanked, and allow access for billions of retail investors around the world to institutional-grade products.

**B2B2C** - Leverage the proprietary technology platform we've built to allow other elite investment managers to distribute their portfolio through an award-winning mobile experience. The end goal is to scale this to hundreds of managers, each with $50M to $100M in AUM.

We're a highly technical team with decades of combined experience in machine learning, data engineering, and smart contracts. We want to build a full-stack automated crypto investing experience that will allow users to earn, educate, and invest in the easiest way possible.

## Funding

# Backed by leading VC firms

**Ember has raised over $6M** from top VC firms in the consumer and crypto space. We also have individual investors like: Brian Dilley (ex-CTO of Blockfolio and Tiktok), Honey/Paypal executives, Ying Lee (ex-Kleiner Perkins), Richard Jun (BAM.VC), David Yeom (CEO of Evite.com) and a top 30 market cap blockchain.

ANTHOS           Uncorrelated Ventures          Calm Ventures

## Founders

# Strong founding team with AI/ML & smart contract experience



### Alex Wang
Co-Founder | CEO

Previously product manager at a venture-backed AI company. Experience building and scaling consumer technology companies. BA in Economics from University of California, Berkeley.



### Guillaume Torche
Co-Founder | CTO

Previously built and scaled backend systems processing billions of data points at various venture backed tech companies. Built and scaled trading infrastructures currently managing hundreds of millions of dollars. Proficient with smart contracts.



### Mario Lazaro
Co-Founder | CIO

Previously led team running Ad Server for a venture-backed ad tech company. Extensive experience in managing large, high-performance technology teams. Innovator and pioneer in various cutting edge ad technologies. Proficient with smart contracts.

## Team

| | | |
|---|---|---|
| Alex Wang | Co-Founder \| CEO | |
| Cher Park | Head of Growth | Previously at Dave app. E-commerce at Forever 21 and investment banking at Lehman Brothers. BS from Cornell University. |

| | | |
|---|---|---|
| Brian Dilley | Investor | Co-Founder at Unblocked, Co-Founder at QuickRide. Previously Founder & CTO @Flipagram (acquired by ByteDance / TikTok), CTO @Blockfolio (acquired by Alameda Research / FTX) |
| Rena Shah | Advisor | Head of Exchange at Binance.US. Ex-management consultant at Kinship Advisors & private equity at McNair Interests ($2B AUM). |
| Kailash Bihani | Senior Software Engineer | Previously a lead software engineer at Adobe, and a malware researcher at McAfee. Extensively worked on web technologies (Javascript, React Native, ReactJS, etc), as well as Java and assembly language. Develops with a security first approach. |
| Tommy Dang | Advisor | Led Product & Engineering at Airbnb. CEO of Mage. |

| Marius Kramer | Distribution Partner | #1 Most viewed Writer on Quora for Cryptocurrencies |
|---|---|---|
| Pierre Roussel | Software Engineer | Experience auditing complex IT infrastructures and building backend systems. Deep knowledge in cryptography and zero-knowledge proofs. |
| David Yeom | Investor | CEO at Evite. Previously Co-Founder and CEO at Hollar, VP of Marketing and Business Development at The Honest Company. |
| Guillaume Torche | Co-Founder \| CTO | |
| Mario Lazaro | Co-Founder \| CIO | |

| Anthony Bruscantini | Senior Engineer | Full-stack engineer with a focus on Javascript and web technologies. Previously at BlackBerry. |
| --- | --- | --- |
| Harrison Wang | Growth Advisor | Previously ran growth at Blockfolio and led User Growth & Analytics as the 12th employee at TikTok. BA from Johns Hopkins & MBA from USC. |
| Deergha Sahni | Technology Advisor | Director of Engineering at Clutter. Previously lead technology teams at Google, Microsoft and Quantcast. M.S. from Columbia. |
| Nicholas Merten | Distribution Partner | #1 Most viewed Youtuber for Cryptocurrencies |

| | | |
|---|---|---|
| Harsharn Singh | Investment Associate | Most recently at a $800mm long/short hedge fund covering consumer and fintech. Previously, finance and strategy at Quantcast. MBA graduate from the Wharton School of the University of Pennsylvania. |
| Hayden Todd | Product & Ops | Previously operations at Acorns and former financial advisor at Northwestern Mutual. BS from University of California, Irvine. |
| Michael Kim | Product & Growth | Previously product at Intuit and Wells Fargo Asset Management. BA from University of California, Berkeley. |
| Karim Lamouri | Senior Software Engineer | Previously lead machine learning engineer and lead data engineer at a venture backed ad tech company. Extensive experience in security and infrastructure scaling. |

| Richard Jun | Investor | Co-Founder and Managing Director of BAM Ventures, seed investors in Honey ($4B exit to Paypal) |
| --- | --- | --- |
| Jason Gotlieb | Outside Counsel | Chair of Morrison Cohen's White Collar and Regulatory Enforcement Practice Group, and a partner in the Firm's Business Litigation Department. |

## Perks

| $1,000 | $50 Bitcoin sent to your Ember Fund wallet |
| --- | --- |
| $5,000 | $250 Bitcoin sent to your Ember Fund wallet |
| $10,000 | $500 Bitcoin sent to your Ember Fund wallet |
| $20,000 | $1000 Bitcoin sent to your Ember Fund wallet |
| $100,000 | $5000 Bitcoin sent to your Ember Fund wallet |

## FAQ

| **What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?** | Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. |
| | |
| | If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity.  You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |

**EXHIBIT C**

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**EMBER FUND, INC.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2022**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about May 11, 2022, Ember Fund, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $80,000,000.

See Section 2 for certain additional defined terms.

**1. *Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

## 2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)  CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)  CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $20,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.  *Company Representations*

(a)     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)     The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

**4.    *Investor Representations***

(a)     The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)     The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)     The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)     The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)     The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)     The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)     If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)     The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)        The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5.** *Transfer Restrictions*.

(a)        The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)        The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)        In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)        Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)       There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)      The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)       The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)       The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6.   *Miscellaneous*

(a)       The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)       The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)       Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(d)       Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)       The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i) All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**EMBER FUND, INC.**

By:
Name:           Alex Wang
Title:          Chief Executive Officer
Address:
Email:

**INVESTOR:**
By:
Name:

**EXHIBIT A**

*Nominee Rider and Waiver*

**Nominee Rider and Waiver**

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Ember Fund, Inc., a Delaware corporation (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider and Waiver are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of Ember Fund, Inc.. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Company all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the Equity Financing or other corporate event and being the same as the purchasers in such Equity Financing or corporate event. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Company with any personally identifiable information in connection with your election to invest in the Securities, the Company and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

*(Remainder of Page Intentionally Blank – Signature Page to Follow)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**INVESTOR:**

**NOMINEE:**

**Republic Investment Services LLC**

By:

Name:

Date:

By:

Name: Youngro Lee, CEO

Date:

**COMPANY:**

By:

Name:

Date: